SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 28, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on November 28, 2019.

Autonomous City of Buenos Aires, November 28th 2019.

To

Comisión Nacional de Valores

Comisión Nacional de Valores

25 de mayo 175, 3er. Piso

Ciudad Autónoma de Buenos Aires

Argentina

Bolsas y Mercados Argentinos S.A.

Sarmiento 299

Ciudad Autónoma de Buenos Aires

Argentina

Mercado Abierto Electrónico S.A.

San Martin 344

Ciudad Autónoma de Buenos Aires

Argentina

Presente

Re.: Relevant Event

Please be advised that on the date hereof we received notice from the attorneys for the shareholder Mr. Jorge Horacio Brito informing the decision of the Federal Court of Appeals in Criminal Matters to revoke the order of prosecution of Mr. Jorge Horacio Brito in the case entitled “The Prosecutor v. Echegaray, Ricardo Daniel et al”.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 28, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer